SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                    Report on Form 6-K dated August 20, 2003

                           Commission File No. 1-14838

                             ______________________

                                     Rhodia
                              (Name of Registrant)

                           26, quai Alphonse Le Gallo
                           92512 Boulougne-Billancourt
                                     France
                    (Address of Principal Executive Offices)

                             ______________________


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________


Enclosure: Unofficial English translation of the supplement of information dated
           August 6, 2003 for the document de reference filed with the Commission des Operations de Bourse on April 16, 2003. Information concerning the U.S./French GAAP reconciliation note has been excluded from the translation since such information was included in the amendment to Rhodia's Annual Report on Form 20-F/A filed with the SEC on July 28, 2003.


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                                                  UNOFFICIAL ENGLISH TRANSLATION


[GRAPHIC OMITTED]

         AUGUST 6, 2003 SUPPLEMENT OF INFORMATION FOR THE DOCUMENT de reference FILED WITH THE COMMISSION DES OPERATIONS DE BOURSE ON APRIL 16, 2003, No. D 03-0469


As it is quoted on the New York Stock Exchange, Rhodia filed the equivalent of its annual report on Form 20-F with the Securities and Exchange Commission (the "SEC"). This document includes particularly (i) a reconciliation table of the consolidated accounts and the U.S. GAAP accounts ("Reconciliation Note") and
(ii) statements concerning procedures and controls of published information.

As agreed with the Commission des Operations de Bourse, this supplement of information presents these two elements, together with certain additional information relative to liquidity risks, insurance claims and coverage risks.

Also, it reproduces all of the written questions submitted by stockholders at the General Stockholders Meeting held on April 29, 2003, as well as the responses made by Rhodia's Board of Directors.

In that regard, Rhodia wishes to make clear that:

o Said questions were asked by stockholders and were such stockholders' responsibility. As a result, Rhodia could not be held responsible, in any manner whatsoever, for their pertinence, accuracy of content or tone;
o Some of the written questions were only brought to the attention of the company very shortly before the Meeting was held (in fact, French Law does not set any time limit for the submission of written questions). As a result, the time allowed for preparation of each of the responses could not be the same. However, Rhodia endeavored to exercise care to give the most complete and precise answers.
o    The content of the responses must be assessed as of April 29, 2003.

20-F/A - RECONCILIATION OF ACCOUNTS PREPARED UNDER FRENCH GAAP WITH U.S. GAAP STANDARDS

As indicated in the Document de Reference in the paragraph "Conforming consolidated accounts to American accounting standards" (p. 44), the Reconciliation Note was not available on the date of filing. By financial notice in the press of May 5, 2003, Rhodia indicated the availability on its internet site (www.rhodia.com) of the translation into French of this Reconciliation Note (the latter then appearing in a 6K submitted to the SEC

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on May 5, 2003). Rhodia filed its 20-F with the SEC on June 26, 2003. On July
28, 2003, Rhodia filed a 20-F/A with the SEC, amending its 20-F and the Reconciliation Note. The 20-F/A is available on the SEC (www.sec.gov) and Rhodia (www.rhodia.com) internet sites. A translation into French of the Reconciliation Note appears on both of these sites. Information concerning the U.S./French GAAP reconciliation note has been excluded from the English translation of the supplement of information since such information was included in the amendment to Rhodia's Annual Report on Form 20-F/A filed with the SEC on July 28, 2003.

20-F - STATEMENT ON THE CONTROLS AND PROCEDURES OF PUBLISHED INFORMATION
------------------------------------------------------------------------

In conformity with the new provisions introduced by the Sarbanes-Oxley Act of July 30, 2002, the Annual Report on Form 20-F states that the Chief Executive Officer and Chief Financial Officer of the company evaluated the effectiveness of Rhodia's disclosure controls and procedures relative to published information or prior to being published information ("disclosure controls and procedures") as defined in the Exchange Act as of a date within 90 days of the date of the filing of the Annual Report on Form 20-F and, on the basis of that evaluation date have come to a conclusion on their effectiveness. In addition, it specifies that to the knowledge of the company, subsequent to the date of the evaluation, there was no significant change in the company's internal controls or in other factors that could significantly affect the company's internal controls and that, consequently, there were no corrective action taken.
Finally, the certifications required by the Sarbanes-Oxley Act appear in the 20-F.


INSURANCE

The principal elements of Rhodia's insurance programs are set forth in the section "Insurance" of the document de reference (page 44).

For the damages program which constitutes by far the most important coverage for the Group, it is made clear further on in this supplement of information that, in this regard, most of Rhodia's locations are adequately protected by the basic coverage of (euro)300 million (coverage for damages and injuries at work). The major locations benefit from supplementary coverage carrying the maximum guarantees to levels varying between (euro)400 million and (euro)800 million, depending on the locations concerned.


LIQUIDITY RISK

The document de reference reports in the section "Financing and liquidity resources" (page 40) on the necessity for Rhodia to respect a certain number of financial ratios ("covenants") for maintaining the availability of its financing. In fact, failure to respect these covenants could activate clauses for advance repayment.

This supplement contains specifications on this subject.

The value limits of these ratios applicable until the end of 2002 may be detailed as follows:
- the maximum level of net debt / EBITDA: 3.5 assessed at the end of June and December for financing representing(euro)850 million.
-    for the minimum level of EBITDA / financing expenses: 5.
-    for the minimum level of equity capital:
        o (euro)1,829 million, assessed once a year at the end of each year for credit lines maturing in 2004 and 2005 and representing a total of(euro)600 million.
        o (euro)1,600 million, assessed each quarter for the obligatory private placement of(dollar)290 million.

Successively in December 2002, taking into account the unfavorable economic situation, Rhodia undertook negotiations to modify those limits. For certain financing, the net debt / EBITDA ratio has already been carried to 4 and the EBITDA / net financial expenses ratio has been lowered to 3.5. For other financing, these negotiations are still in progress. In particular, in the scope of the obligatory private placement where an agreement, particularly taking into account the evolution of the net worth and of the profits of the company has been established with thresholds equivalent to those appearing above and with a minimum level of equity capital which is lower than the preexisting one.

With the exception of these covenants, there is no other clause for advance reimbursement on the financing of the Group.

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LIABILITY RISK

The section "Risks" of the Document de Reference (page 44) indicates that Rhodia is exposed to an indirect liability risk linked to the variation in the net asset value of assets held by the pension plans pertaining to the rights of certain salaried personnel of the Group, notably in the United States and in the United Kingdom.

It is specified in this supplement to the Document de Reference that Rhodia does not hold other positions in stock likely to expose it to an additional liability risk.


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           BOARD OF DIRECTORS AND REGULAR GENERAL STOCKHOLDERS MEETING
                             HELD ON APRIL 29, 2002

            RESPONSES TO WRITTEN QUESTIONS FROM ADAM [FRENCH MINORITY
                       STOCKHOLDERS' DEFENSE ASSOCIATION]


Explanatory preamble: General Meeting documents/document de reference

Prior to responding more specifically to ADAM'S 53 items, we should explain to you the distinction between the legal documents related to the general meeting and the content of the document de reference that has served as the basis for your questions.

The stockholders information documents required by law for the holding of a general meeting (commonly known as D 133 and D 135) are drawn up essentially by the Board (in this case on this past February 3rd and supplemented by some items on March 14th) and they consist of a snapshot of the company's financial and economic standing as of the date of the fiscal year close, that is, December 31st of each year. These documents are strictly in keeping with the regulations (Art. 133 and 135 of the Decree of March 23, 1967).

The practice of Rhodia, which is most observant of the laws and of the directors' task, is to report on the annual financial statements in meeting documents drawn up by the Board following the audit of the financial statements by our Auditors. Alternatively, other groups are in the practice of reporting on the basis of simple unaudited forecasts, allowing themselves 1 to 2 months to draw up the legal documents for the general stockholders' meeting.

If the market authorities were to deem preferable this latter practice, we would be well prepared to adopt it, as it is far less restrictive.

On the other hand, the document de reference provides a more general presentation on the company, which may, in this format, present its future prospects on the basis of economic hypotheses presented as such, while respecting the applicable regulations specified by the COB (Commission des Operations de Bourse) and/or by the SEC (from the standpoint of preparing a document equivalent to an Annual Report on Form 20-F). This is a document which, although it includes broader information than that required for a stockholders meeting, is necessary for the subsequent launching of prospective financial transactions, as the existence of a completed document de reference allows such financial transactions to be carried out within a brief time period on the basis of a simple note d'operation.


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

1.   Management's current vision and hypotheses

The cover page for the document de reference includes a completely unusual warning that "this presentation includes non-factual elements, including but not limited to certain assertions regarding future results and other future events based on the current vision and hypotheses of the Company's management. They include unknown risks and uncertainties which could translate into significant differences in terms of results, profitability and expected events."

Is it the COB that has required this warning to be inserted prompting the reader to be prudent with regard to the reliability of the information contained in the document, and the stockholder to abstain from voting on the resolution for the approval of the financial statements?

The phrase that you quote was not inserted at the request of the COB but at the company's initiative as is its custom in all communications that include forecasts; in this case, in the document de reference, the forecasts for the first quarter of 2003.

This phrase is not intended to prompt distrust among readers. Rather it is included with the view to provide clarity of the information contained in the document and to alert readers to be vigilant in their reading by distinguishing factual audited information from that deriving from simple forecasts based on economic hypotheses.

Note that this phrase also appears in the document de reference of other large chemical groups, such as Clariant, ICI, BASF, Degusa, CIBA...(as well as Suez, Schlumberger and Lafarge). It is also a common practice among our competitors on the other side of the Atlantic.

Finally, to the extent that our document de reference serves as the basis for the filing of our Annual Report on Form 20-F with the SEC and with a view to provide equal information to the stockholders, we have included in the document de reference the type of "disclaimer on forward-looking statements" appearing in any document filed with the SEC.


Why does this warning not appear in the meeting notice sent to the stockholders?

The meeting notice is a legal document for the stockholders meeting which has a content and scope distinct from the document de reference and furthermore it contains only historical information and does not contain forecasts regarding the 1st quarter of 2003. It is, therefore, not appropriate to insert this phrase.


Has the board of directors deliberated upon this "vision and hypotheses of the company's management", in particular at the time when the financial statements

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

were being drawn up? If the board has endorsed "the current vision and the hypotheses of the Management," why doesn't the warning included on the coverage page for the document de reference indicate that it involves the vision and hypotheses of the board of directors? Have the auditors adopted this vision and these hypotheses?

We would like to specify that this phrase only concerns the 1st quarter forecasts and not the financial statements which, we remind you, have been certified without reservation by the auditors. Their report (page 52 of the D135 and page 147 of the document de reference) contains an observation to draw attention to the method and the hypotheses used to verify the value of goodwill, while at the same time specifying that this observation does not call the Auditors' opinion into question.

The drafting of the document de reference does not require the Board's involvement, but is the responsibility of management. However, along with its audit committee and its auditors, the Board validates the meeting documents, and in particular the D135 "stockholder information," which includes a paragraph entitled, "2003 Group and Division Forecasts" (page 20-21). It is to be noted that the document de reference reproduces this information in full.

However, the 1st quarter earnings forecasts were the subject of a press release on April 7th, in which the aforementioned phrase appears, that had been previously discussed at a Board Meeting.


Has the Board made this vision and these hypotheses its own, in particular when it comes to the valuation of subsidiaries (in particular ChiRex) on the basis of adjusted cash flows, as well as the evaluation of risks (in particular in terms of debt-related liabilities), provisions and amortization? If so, doesn't this entail passive interference in management?

The valuation of Rhodia ChiRex was the subject of in-depth study both by the auditors and by the Accounts Committee and the Board during numerous meetings, these bodies having received a detailed file beforehand.

Following discussion, these bodies validated the accounting treatment that determined that there was no need to depreciate the assets and that was certified by the auditors.

The earnings projections were also validated by an outside expert, the Mars & Co. firm, and the hypotheses used for the calculation of the adjusted cash flow for this business, were clearly specified in note 4 to the financial statements (page 62 of the D 135 reproduces in full page 92 of the document de reference).

With regard to the passive interference in management that you mention, this concept does not exist.

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If not, for what reasons did they nevertheless certify the financial statements based precisely on these hypotheses, and were they able to say that they provide a faithful view of the company's assets and of its financial standing? How did the auditors explain the fact that Rhodia did not depreciate its assets, in particular ChiRex, the valuation of which gave rise to significant oratorical precautions at a time when all companies are required to do so? Can they assert that it is not due to the terms for certain lines of credit, which are revisable depending on the level of equity?

It is up to the auditors to respond.


It is stated on page 32 of the document (electronic version) that the transfers made in 2002 were done so at 5.5 times the EBITDA. What EBITDA multiple does the valuation of subsidiaries (in particular ChiRex) pertain to?

We have in fact indicated that the transfers were made at a level of an average multiple of close to 5.5 times the 2002 EBITDA (2002 basis). This ratio corresponds to the ratio between the transfer price including the debt transferred and the 2002 EBITDA for the businesses transferred.

In the case of the group's fixed assets, their valuation was done on the basis of projections of adjusted net cash flows. This method has been applied consistently by Rhodia since its creation (an ongoing method) to perform the goodwill depreciation tests. By way of example, ChiRex is valued according to this method. It is largely described in the notes to the consolidated financial statements (note 4 - page 92 of the document de reference and page 62 of the D
135).


It is stated on page 96 that "pursuant to agreements executed with certain banks, certain Rhodia companies have proceeded with the assignment of receivables in the course of the 2002 and 2001 fiscal years."

Which companies are affected?

The great majority of the operating subsidiaries in the Euro Zone, UK and North America.

Which loans and banks are affected?

Rhodia has ongoing programs for the assignment of receivables with commercial banks (2 French banks, one European and one American), as well as some other occasional assignments carried out locally.

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Is this to say that revenues are in some way "mortgaged" to the benefit of certain banks at a rate of close to 10%, i.e., 718 million euros out of total revenues of 7.279 billion euros in 2001 and 627 million euros out of total revenues of 6.617 billion euros in 2002?

The sole purpose of these transactions for the assignment of receivables is to allow Rhodia to collect receivables more quickly and they in no way mortgage the group's revenues.


In 2002, why did the company only recover 531 million euros out of the 627 million in receivables assigned and not recovered by the assignees and only 617 million euros out of the 718 million euros in receivables assigned and not recovered by the assignees in 2001? Does this mean that the assignees benefit from the difference?

The amount of (euro) 531 million corresponds to the amount immediately received and definitively acquired by Rhodia; the variance pertains to the difference between the amount recovered by Rhodia in the end from the customer and the amount assigned to the bank; following payment by the customer, Rhodia does in fact collect the entirety of the receivables. Therefore the assignee in no way benefits from the difference; it receives the usual finance charge for this type of transaction, calculated on the basis of a Euribor rate plus a margin applied to the amount immediately received by Rhodia.


Does the valuation of cash flows on which the value of the subsidiaries (in particular ChiRex) is calculated take into account losses on revenues as a result of assignments of receivables?

There is no "loss" of Revenue and therefore no impact on the value of the subsidiaries.


2.   Regarding the company's rating and its market price

In his message, the chairman indicates that the debt rating downgrade was done in the context of an unstable geopolitical situation (the situation in Iraq, the Middle East and South America), the decrease of the dollar and the increase in oil prices. These factors were the same for all companies. However, not all of them were downgraded.

Has the board reflected on the factors specific to Rhodia that gave rise to the downgrading of its debt?

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

The Board has discussed them. It has analyzed the notice published by Moody's and has identified the following factors in particular:

External factors:
- We remind you that Rhodia is in downstream chemicals. As a result, the increase in oil prices, which has repercussions on the price of petrochemical raw materials, has a very significant impact on margins, in particular when end demand is hardly sustained. The other sectors of the industry have not been similarly affected.

- In addition, the group is exposed to markets where the short-term perspectives remain uncertain. In particular, there is the specific situation of the pharmaceuticals market: an appreciable drop in the number of molecules approved has led in particular to the postponement of the launching of significant products among our customers.

- Exchange effects: Rhodia makes close to 50% of its sales in U.S. dollars. The decrease of this currency against the euro accordingly has a strong negative effect on our accounts. The devaluation of the Brazilian real has also strongly diminished the Group's net worth.

- The future of the Aventis holding.

Internal factors:
- We have also considered the debt ratio to be a specific factor in terms of the level of EBITDA and free cash flow, and the need to improve the future liquidity situation.


Does the Board know whether the rating agencies take into account French or U.S. GAAP in setting the rating? In this regard, does the Board know why the return on capital was calculated under U.S. GAAP in 2001 and under French GAAP in 2002 (page 39 of the document de reference)? What would this ratio have been in 2002 under U.S. GAAP?

The rating agencies do not specifically report the type of system of reference that they use to conduct their evaluations. Nevertheless, in practice, the agencies seem to base their decisions on economic analyses taking into account the generation of Cash Flow and debt. Since the amounts of these 2 items were identical for Rhodia, the board considers the utilization of one system of reference or another as having no influence on the rating.

Measurement of the return on capital: Until 2001, U.S. GAAP required amortizing goodwill and posting this charge under the operating results. The return on capital therefore took into account this amortization charge. As of 2002, U.S. GAAP no longer provides for the amortization of goodwill but rather requires periodic tests of the impairment of the assets which are validated by the Auditors. Under French GAAP, goodwill is amortized but does not constitute a component of the calculation of the

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

operating results. For these reasons, Rhodia is calculating the return on capital for 2002 before taking into account the amortization charges for goodwill.


Although the French GAAP/U.S. GAAP reconciliation table is not available, does the Board have an idea of the impact that the following will have on equity:

         -    accounting for derivatives at "their fair value,"

         - accounting for goodwill (1.186 billion euros as of 12/31 to be increased to 1.858 billion euros of equity for the group overall)

         -    accounting for retirement provisions?

At the current stage of preparing this note (which is in the course of being finalized), the primary differences between French and U.S. GAAP affecting Rhodia's equity as of December 31, 2002 are the following:

         - Accounting for derivative instruments at fair value. For Rhodia the principal effect of the application of FAS 133 concerns the treatment of future cash flow hedges. According to FAS 133, these contracts are recorded at fair value with an offset to other comprehensive income. According to French GAAP, these hedge contracts constitute off-balance-sheet commitments. The anticipated impact of the application of this standard is a 38 million euro reduction of Rhodia's equity capital.

         - Accounting for goodwill. As indicated previously, FAS 142 no longer allows the amortization of goodwill or of the other indefinite-lived intangible assets, but periodically conducts impairment tests. Rhodia conducted these impairment tests on this consolidated goodwill, and no provision needs to be recorded. The impact of the application of this standard is an increase of 44 million euros in Rhodia's equity capital. Contrary to what the question suggests, there is no reason either under French GAAP or under U.S. GAAP to charge the consolidated goodwill (1,186 million euros at the end of 2002) to Rhodia's equity capital.

         - Provisions for retirement. FAS 87 provides that as long as the fair value of the plan assets available to cover accumulated benefit obligations on the date the commitment is measured is below the minimum of the commitments to be recognized on the balance sheet according to this standard, liability equal to the unfunded accumulated benefit obligation is recognized on the balance sheet. The anticipated impact of the application of this standard is a 395 million euro reduction of Rhodia's equity capital.


Has the Board questioned why Rhodia's market price is very clearly "lagging" behind the Dow Jones European chemical index as of the beginning of 2003? How does the Board of Directors explain this development? Does it not draw the conclusion that debt reduction is a priority?

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We reiterate that the Dow Jones index concerns highly diversified companies, including some, such as BASF, which are involved in petroleum and gas. Rhodia's stock price has been impacted by the market perception of our strong sensitivity to the increase in petrochemical raw materials, combined with the Debt/EBITDA ratio.

It is very evident that debt reduction remains one of our priorities and furthermore is one of the major elements of our strategy and which we have reported on widely to the market by indicating an objective for this year of Debt/EBITDA < 2.5 and an objective over the medium term of 2.


3. Significant events during the fiscal year and subsequent events after the close

Does the Board know why the resignation of two of its members (appointed by the GBL group, the primary stockholder after Aventis) was not noted as a significant event during the fiscal year?

The general understanding is that the resignation of a director, regardless of who he is, does not constitute a significant event.

We reiterate that the resignation of these two directors (as with that of Jean-Rene Fourtou and Thierry Breton) was accompanied at the time by the dissemination of a press release, as with the other changes that occurred on the Board in 2002. The Board also refers you to the "gouvernement d'entreprise" (corporate governance) section of the document de reference, which deals precisely with the composition of the Board and the changes therein (page 7).


Does the Board know why the company's inability to appeal to the market to invest in a bond issue in 2002 and its obligation to go through a private placement at high rates ($215 million at 7.75% and $75 million at 8.2% that may be raised by 125 basis points in the event of a rating downgrade), complete with terms of repayment tied to the level of equity, was also not listed among the significant events of the fiscal year?

This was not a case of inability. Rather Rhodia chose to refuse to pay a margin greater than 4.5%, which it would have been forced to pay if it had proceeded with a bond issue. In fact, at the same time, the ABB company (rating A) agreed to pay a margin in the same region.

Rhodia therefore opted for a private placement on the U.S. market and raised
(euro) 215 million at 7 years at a rate of 7.75%, for a margin of 2.75%, and
(euro) 75 million at 10 years at a rate of 8.2%, for a margin of 3.25%.(1)

(1) In the Report of the Independent Auditors dated August 5, 2003, filed with the Commission des Operations de Bourse with the supplement of information for the document de reference, the auditors noted that the margin actually equaled 2.84% and not 3.25% as stated in the response by Rhodia.

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This transaction, which was less costly than a bond issuance, was furthermore favorably received by the financial community and the rating agencies.


Does the Board know why the amount of each of the transfers mentioned under significant events is not indicated?

The itemization of the amount of each of the transfers is not indicated in the document de reference. Rhodia has always considered this information to be confidential and has therefore not stated the impact of each of the transfer transactions. This is not only to keep from giving the competition confidential information, but also not to compromise our negotiation position on future transfers. The reporting of valuation multiples for each of the types of businesses sold would risk setting a limit for negotiation for future transactions.

Furthermore, in the majority of the cases, the buyer does not wish for the sale price to be made public, except in the case of listed companies like Rhodiaster.

Why is this amount also not indicated in the paragraphs devoted to debt reduction (page 32) and why do these transfers only have an impact of (euro) 363 million on cash flow (page 40 of the document de reference), while according to the notice of meeting sent to the stockholders (page 9) the overall transfers allowed for reducing financial debt by 516 million euros in 2002?

The significant liabilities related to transfers during the 2002 fiscal year are indicated in note 23 to our financial statements (page 114 of the document de reference), which forms an integral part of the financial statements submitted, discussed and approved by the Board.

Concerning the impact of 2002 transfers, it is worth distinguishing:

     - the impact on cash flow, that is to say, the cash collected, which amounted to 363 million euros as indicated on page 40 of the document de reference;

     - the impact on financial debt (516 million euros), which above and beyond the cash collected, takes into account the effect of the deconsolidation of the net debt of the companies sold.


Was the Board aware of and did it discuss the liabilities related to the transfers during the 2002 fiscal year (impact of payables, of guarantees on EBITDA or other earnings items, as well as the impact of term and/or conditional payments) as well as the terms of the sale of Kermel to its executive employees? Was the sale price set by an appraiser?

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

The divestment program was discussed at 5 of the 7 board meetings held in 2002. The primary liabilities related to the sales were discussed.

Furthermore, at the July 24th meeting, the Board voted on a specific decision about the best practices to be observed during sale negotiations and in particular in terms of environmental liabilities, which are in general a major point in the sale of chemical assets.

Regarding Kermel, it was a marginal business representing annual revenues in the region of (euro)16 million. Its sale was preceded by the implementation of an auction with the assistance of a bank. 4 buyers responded to this tender and the most competitive bid was used. Under these conditions, resorting to an appraiser was pointless.

Why did the Board decide to move up the date of the General Stockholders Meeting originally scheduled for June? Why isn't this fact mentioned under significant events subsequent to the closing of the accounts?

Since the meeting does not include a special part requiring more significant time for preparation, it was not appropriate to delay this meeting with our stockholders. We therefore chose to meet with you sooner in order to respond to your concerns, taking into account that there are increasing uncertainties in the economic environment.

It is worth noting that this notion of significant events after the close mentioned in the auditors' report on the consolidated financial statements follows well-defined criteria set by the Order of Expert Accountants as those that may have a significant effect on the company's financial standing. In this case, a change in the date for holding the General Stockholders Meeting does not meet these criteria.


What are the reasons that led the Board first to propose the confirmation of its appointment of Mr. Stern by cooptation (March 21st BALO [French Bulletin of Mandatory Legal Announcments] and then to come out against this confirmation (April 11th BALO)?

The initial draft resolutions were prepared by the Board on this past February 3rd. The notice of meeting reproducing these drafts was made public within the legal time periods, that is, at least 30 days prior to the General Meeting, on March 21.

It should be noted that prior to this disclosure, the persistent disagreements between Edouard STERN and the other directors of the Company resulted in making the decisions that are necessary in the current economic climate extremely difficult and hindered the proper operation of the Board.

Certain stockholders are allowed to file draft resolutions within 10 days of publication of the notice of meeting, something which Mr. Hughes de Lasteyrie du Saillant, a representative of the Valauret company, did.

On April 4, the Board met in particular in order to decide its position on Valauret's draft resolution aimed at revoking Mr. Tirouflet's office as director.

It was on this occasion that the pre-existing disagreements worsened, and it appeared to the Board that Mr. Stern's attitude no longer allowed the Board to perform its role.

Accordingly, the Board decided to no longer approve confirmation of Mr. STERN's appointment by cooptation and to invite the stockholders to vote against this draft resolution, as well as against the one filed by Valauret. Thus this decision did in fact come about subsequent to the publication of the notice of meeting but could have appeared in the notice of the convocation of the meeting, since the latter must be published only at least 15 days prior to the General Meeting.


Was the Board of Directors informed of the terms of the sale of Rhodia shares by Aventis to Credit Lyonnais? In particular, did Credit Lyonnais assume Aventis' commitment not to sell the acquired shares on the market under conditions that "would negatively affect Rhodia's stock price"? Does the sale provide for conditions for exercising the voting rights attached to the shares for this stockholders' meeting?

As you know, Rhodia is not a party to the negotiations between Aventis and Credit Lyonnais. We can only repeat to you the information published in the press, which you certainly already know, and we invite you to pose your questions directly to Aventis.

What we know to date is that, as indicated this past Friday by Mr. Peyrelevade, Chairman of Credit Lyonnais, the shares have yet to be transferred to him and consequently the respective voting rights still belong to Aventis.


4. The results by division and the definition of the strategy in particular with regard to the financial standing

Why are the results by division presented on page 27 et seq. unaudited?
These tables show significant differences in the return on capital depending on whether the businesses are distributed according to the 2002 structure or according to the 2003 structure. Has the board requested and does it have the data by business (and not only by division arbitrarily grouping together a large number of businesses) in order to appreciate the return on capital and carry out oversight of management as it is its mission to do?

In accordance with auditing standards, the term, "audited," is reserved for the consolidated financial statements and the annual financial statements taken as a whole, notes included.

The information regarding financial standing and the accounts which are provided in the document de reference (in this particular case, pages 27 to 29, which do not form part of the financial statements properly speaking) are subject to a review regarding their truthfulness and their consistency with the books or the basic accounting data (you will note that the strictly accounting data provided on page 27 are furthermore excerpted from note 24 of the notes to the audited consolidated financial statements, page 116).

Non-financial information is subject only to an overall reading by the auditors intended to identify possible errors or manifest inconsistencies by comparison to their general knowledge of the group and of its businesses (standard CNCC 6-801 regarding the review of prospectuses submitted for approval by the COB).

Furthermore, at each meeting we examine the group's results and short-term forecasts (quarterly, semi-annually or annually, as the case may be); on this occasion, the general management provides comments on the primary businesses and responds to questions from the Board. In addition, when the strategy plan is prepared (during the second quarter), a more detailed presentation is made by the Strategy Committee to the Board. On this occasion, the primary business and profitability indicators are presented. The Strategy Committee then makes a report to the Board (e.g., May 30, 2002).

Have the Board and in particular the Strategy Committee relied on outside experts to remodel the group and "safeguard the future of the capital," the board of director's primary mission, according to Mr. Besson, spokesman for the NRE [French New Economic Regulations] law?

The Board and its Strategy Committee regularly resort to the strategic consulting firm of Mars & Co.

The Board and management resort to other outside experts each time such action is necessary.

Specifically, this firm as well as internationally renowned advisory banks have in fact assisted the Board in studying the advisability of merger transactions.

Nevertheless, in order to remain effective, the involvement of these experts must remain targeted and limited to strategy matters, for the intention is not for these experts to become permanent advisors of the Board.


Given that equity (group share) is just 1.858 billion euros as of 12/31/2002 and the net debt to equity ratio went from 1.09 in 2001 to 1.15 in 2002, has the Board evaluated cash flow needs and taken stock of the needs to confront this in the event that the hypotheses used by the management do not come about? In particular, has the Board studied the scenarios under which the company would not be able to observe the ratios agreed upon with creditors (minimum level of equity of 1.829 billion euros, debt to equity ratio, ratio of finance charges against EBITDA)?

What precisely are the ratios required by the creditors and what would be the precise consequences of their non-observance?

Under certain of these loans, Rhodia has undertaken with the lenders, as is the custom, to observe financial ratios regarding:
- a minimum level of net worth ((euro) 1.829 billion)(2). This ratio is measured once a year at the end of the year and is applied to lines of credit maturing in 2004 and 2005, representing a total of(euro) 600 million.
- a maximum level of Debt/EBITDA of 3.5, measured at the end of June and at the end of December for financing representing(euro)850 million.
- a minimum level of EBITDA/finance charges of 5.

Rhodia is currently studying different medium-to-long-term financing options and at the same time is undertaking negotiations with banks to substitute the net worth ratio for the Debt/EBITDA ratio.

(2) In the Report of the Independent Auditors dated August 5, 2003, filed with the Commission des Operations de Bourse with the supplement of information for the document de reference, the auditors noted that a 166 million (euro)loan maturing in January 2006 was omitted in the response. However, the conditions of this borrowing have been renegotiated and the loan has been eliminated. Furthermore, the minimum level of stockholders' equity required in the context of the 290 million (dollar) private placement is 1,600 million (euro) measured at the end of each quarter.

5.   Executive retirement and compensation liabilities

It is stated on page 44 that Rhodia has chosen to cover the insufficient assets of certain retirement funds of American and British companies through an immediate contribution of 145 million euro rather than making use of the option made available by the regulations in effect to cover this euro shortage in 3 to 5 years.

Which companies are concerned?

The companies concerned by the disbursement concern the Rhodia companies in the United Kingdom and the in United States.


Why has the Board chosen the solution that "eats away" most of the cash flow in the immediate future when it could have staggered the additional contribution over several years?

This payment of 145 million euros was negotiated as advance payment of future contributions to the retirement funds concerned. This payment will thus reduce Rhodia's contributions to the retirement funds by the same amount over the next few years. This payment is subject to the start of negotiations aimed at excluding new hires from the defined benefit retirement plans and replacing these with defined contribution plans. This will allow for a decrease in Rhodia's exposure to the fluctuation in the value of the funds, as well as to a decrease in the benefits deriving from general plans. This action has already been implemented in Great Britain with the exclusion of new hires from the defined benefit plans and the same action is currently in the course of being negotiated in the United States.


Why has the board considered it in the company's interest to agree to additional supplementary retirement payments for the executive committee at the rate of 9 million euros (page 49)?

As indicated in the Board's management report, this does not involvement retirement pay, but an allocation to the retirement reserves.

Rhodia has in fact assumed the liabilities deriving from Rhone-Poulenc related to the additional supplementary retirement plans that certain former executive employees of the Group enjoyed.
As proposed by the General Management, the board has furthermore decided to exclude all new hires from this (GRCD) plan and to create a specific Rhodia
(RSD) plan no longer to be guaranteed with resources, a so-called "hat plan," but a simple "additional" plan.

A study done at the request of the Compensation and Selection Committee by an outside expert concluded that these retirement plans were in keeping and consistent with French market practices.

What is the variable part of the Chairman's compensation? On what criteria is it based?

As indicated in the Board's management report (page 27 of the D 135), the variable part of the compensation of Mr. Tirouflet is calculated on performance criteria set by the Board, which criteria are 60% quantitative and 40% qualitative. This part pertains to an amount ranging between 0 and 200% of the amount of the fixed part of the compensation.

As proposed by the Compensation and Selection Committee, after discussion the Board decided to set the variable part for the 2002 fiscal year at 80% of the fixed part.

The quantitative criteria, which were two in number, were the ROE (Return on Equity) and the growth of the EPS (Earnings per Share) from one year to the next, while the qualitative criteria were five in number: execution of the divestment and debt reduction program, revenue growth relating to proceeds from less than five years ago, safety and environmental results, growth of the share value compared to a reference table and finally assessment on the support and motivation of management.


6.   Independence of the Board of Directors and conflicts of interest

Under the heading of "corporate governance" (gouvernement d'entreprise) (page 7 of the document de reference), it is stated that the board includes 7 independent directors. Now if you take the list of directors and their capacities (page 64 et seq.), you note that 9 out of 12 have ties of interest with Rhodia and/or Aventis:
1. Mr. Tirouflet, CEO of Rhodia
2. Mr. J.M. Bruel, member of the supervisory board of Aventis
3. Mr. Cirillo - Rhodia Brazil CEO (furthermore president of Rhodia-ster sold in October 2002)
4. Mr. P. Langlois, Managing Director of Aventis
5. Mr. P.G. de Gennes, scientific advisor of Rhodia on physical chemistry
6. Mr. Levi - former Deputy Managing Director of Rhone Poulenc (1995-98) and of Rhodia (1998-99)
7. Mr. Mangoldt, former director of GmbH [sic]
8. Mr. Sulkowski, attorney at Shearman-Sterling, counsel of Rhodia
9. Mr. de Weck, member of the executive committee of Deutsche Bank, creditor of Rhodia?

Only Messrs. Letzeller, Nanot and Stern are independent of Rhodia and/or
Aventis.

Regarding the issue of the directors' independence, we would like to remind you of the definition approved by the Bouton report: "a director is independent as long as he does not maintain any relationship of any sort with the company, its group or its management, which can engage his freedom of judgment."

The qualification of "independent" or not derives from the decision of the Board which, in accordance with the Bouton recommendations, has examined the situation of each director on a case-by-case basis.

This involves more specifically, in the following cases:
- Mr. Pierre Levi: the business relationship between Rhodia and the Faurecia company, of which Mr. Levi is the President, is very limited;
- Mr. Pierre de Weck: the relations between Rhodia and Deutsche Bank, which Mr. Pierre de Weck rejoined in 2002, are similarly limited;
- Professor de Gennes is a high-level and internationally renowned scientist, winner of the Nobel Prize for Physics;
- The duties of Mr. Mangold as an employee of Rhone-Poulenc date back more than 10 years. Mr. Mangold is currently a member of the Board of the DaimlerChrysler corporation, with which our relations are limited.

Accordingly, the Board deemed the existence of these business or advisory relations as not liable to affect their freedom of judgment and accordingly their independence.

These directors have sat on the Rhodia Board since 1999 or 1998 (with the exception of Mr. Mangold since 2001) and their independence has furthermore never been questioned.


Does the Board take into account these ties of interest when it discusses matters involving the interests of both companies (Rhodia/Aventis), in particular the use of blank powers of attorney of Aventis? Have the directors in situations of conflict of interest abstained, according to the recommendations of the Vienot report? Did they abstain at the time of the vote on the transaction signed on March 27, 2003 and putting an end to the environmental guarantee contract granted by Aventis on May 26, 1998 for the benefit of Rhodia?

Beyond the recommendations of Vienot, the law provides that "the interested party" should not take part in a vote on the authorization requested (Art. L. 225-40, French Commercial Code). This provision is in fact scrupulously observed at Rhodia.

For example, during the Board deliberations prior to the signing of the environmental transaction between Rhodia and Aventis, Messrs. Bruel and Langlois, directors who also have duties at Aventis, abstained from voting.

In this regard, the information given on page 42, mentioning the signature of this transaction, and the information certified by the Auditors on February 3, 2003 are not consistent. Why is the Board not concerned with updating the information provided by the Auditors, which it would certainly be better to read than page 42 of the document de reference?

As you very rightly mention, the Auditors' report is dated February 3, 2003, a date on which that transaction had not yet been signed. As we explained to you in the preamble, the document de reference is a general presentation on the company at a date subsequent to the preparation of the financial statements and therefore covers more recent events, such as the signing of the transaction.

In principle, regulated agreements are subject to the approval of the general stockholders meeting called to decide on the financial statements for the fiscal year in the course of which they have been executed. Since this agreement was executed in 2003, it will logically appear in the Auditors' special report on regulated agreements for the 2003 fiscal year that the General Meeting will decide on.

              RESPONSES TO THE WRITTEN QUESTIONS SUBMITTED BY APPAC



ASSOCIATION OF SMALL INVESTORS (APPAC)

Letter of April 23, 2003, from Mr. D.  CORNARDEAU (President) to Mr. TIROUFLET

"Mr. Chairman,

The members of our association, stockholders of RHODIA SA , are following the events published in the financial press with interest, and wish to express their position on this matter.

During the general meeting to be held next April 29, we will express our support for you for the primary reason that we reject the backstage revolutions spearheaded by one or two minorities, admittedly benchmarks, to impose their special interests.

All the stockholders, of all classes, must approve or modify the strategic orientation you wish to give the RHODIA Group.

For our part, we wish to see a broad debate among stockholders and transparency in the management of the company.

Furthermore, the best corporate governance can only be accomplished through an openness on the part of the Board of Directors- one that represents the quality of the stockholders.

So, it seems to us necessary for the Board of Directors of RHODIA to be open on the one hand to a representative of the employees and, on the other hand, to a representative of an association of small investors.

APPAC has always worked in this direction, and will willingly and responsibly participate in the growth of any enterprise. Moreover, it will agree to take all responsibility, even criminal.

Naturally, our support implies greater attentiveness on your part to the desires of all the stockholders.

I hope to express to you our philosophy and our perspective concerning the growth of our group through a meeting to be scheduled at your convenience."

Beyond the motion of support for the strategy conducted by Rhodia, the President of the Association of Small Investors (APPAC), Mr. Cornardeau, asks a question concerning "[the opening of the Board of Directors on the one hand to a representative of the employees and, on the other hand, to a representative of an association of small investors."

Concerning the appointment to the Board of a representative of the employees, we remind the meeting that the stockholders already appointed a director to represent the employee stockholders in 2002, in the person of Mr. Walter Cirillo.

Concerning representation of small investors, this is a request that the Board intends to consider seriously. To this end, it asks the Compensation and Selection Committee to look into the question in an in-depth manner to see to what extent it would be possible to establish representation of this type.

       RESPONSES TO THE WRITTEN QUESTIONS OF THE GROUPE BRUXELLES LAMBERT


Your Board of Directors received fifteen questions from Groupe Bruxelles Lambert today at 12:52 p.m. The Board of Directors feels that such a series of questions issued barely four hours before the start of the Meeting from a stockholder as experienced as GBL, which nothing prevented from questioning the company in due time as the other authors of questions to the Board did, is a violation of its duty of fair play and a no less patent abuse of its right to submit written questions.
Dedicated to the requirements of transparency, your Board of Directors has nevertheless agreed to respond to these fifteen questions, but it informs you that due to the insufficient time at its disposal, it was not able to give the same care to these questions as to the other questions.


1.  Intergroup transactions

It is true that Rhodia Acetow AG was successively transferred during fiscal year 2002 in Germany to the parent company, then to England, to return once again to Germany in another structure, in this instance Rhodia Germany International, to which the Rhodia Inc. (company that holds ChiRex) shares were also transferred?

What were the conditions and the objectives of each of the operations of this merry-go-round?

Why consolidate the "Acetow" and "ChiRex" securities, which are not part of the same operational divisions, in the same entity?

What is Rhodia Germany International's corporate interest in acquiring the Rhodia Inc (ChiRex) shares at the price of (euro) 544 million?

Since the capital gain realized from the transaction between Rhodia Deutschland and Rhodia SA allowed the first to pass back a non-recurring dividend of (euro) 380 million to its parent company and to thus favor the recording of a positive net result of (euro) 16 million in the corporate financial statements, do you feel it is legitimate and prudent to distribute the very substance of the company in this manner?

As part of the German measures aimed at promoting both the creation and the growth of the German holding companies, Rhodia used a new German company organization consisting of an international center and a domestic center. Thus the international center, whose holding company is Rhodia Germany International GmbH, had foreign subsidiaries attached to it and the domestic center had strictly German subsidiaries attached to it. All the American subsidiaries were transferred under Rhodia Germany

International GmbH, not just Rhodia ChiRex. Rhodia Acetow AG was sold to Rhodia
(SA) to be transferred by this company to Rhodia Germany International GmbH concomitant with the contribution of the shares of the American subsidiaries by Rhodia (SA) to Rhodia Germany International GmbH. Conversely, Rhodia Acetow AG's shares did not transit through England. Moreover, it is Rhodia Holding Inc., the holding company for the American corporate center-- and not Rhodia ChiRex -- that was transferred by Rhodia (SA) to Rhodia Germany International GmbH. All these operations were carried out at market values. As part of an established general distribution policy, the income from the sale of Rhodia Acetow AG was distributed to Rhodia (SA).

What other operations are part of these transfers that affected the "equity interests" item during fiscal 2002; appendix 3 to the financial statements reports acquisitions totaling (euro) 1,103 million and sales totaling (euro) 1,313 million?

The 1,313 million (euro) in increases and the 1,103 million (euro) in decreases as presented in appendix 3 to the financial statements concern the operation described above.


2.  Corporate debt

The rating agencies Moody's and Standard & Poor's recently lowered Rhodia's rating. In particular, Moody's stresses in its report that Rhodia's gross corporate debt comes to (euro) 3.5 billion, while the company's management report cites the figure (euro) 2.4 billion;


What are the corporate debt, solvency and liquidity ratios for the group based on the gross corporate debt of (euro) 3.5 billion taken into account by Moody's in its latest rating report for the group?

The allocation of a rating by Moody's depends in part on ratios whose calculation is sometimes confidential and specific to this agency, but also to the inevitably partially subjective assessment of their credit committee concerning the outlook for the company rated.

For this reason, no one other than Moody's can comment on the ratios used. It is nevertheless certain that one aggregate has an important weight for them. This is the consolidated financial debt adjusted by certain off-balance sheet items: financial lease (taken at 8 times the rent amounts for the year in progress), securitizations and guarantees given to joint ventures. This aggregate (adjusted debt) effectively totaled a little less than (euro) 3.5 billion at the end of 2002 at Rhodia. Moody's does not assess it in the absolute, but as a multiple of EBITDA and of the free cash flow.


How do you envision bringing the group's debt to a level consistent with the requirements of the rating agencies?

All the actions taken to reduce Rhodia's debt and improve the free cash flow also allow us to improve the ratios based on the adjusted debt.

3.       Value of ChiRex shares

Was the decision of the Board of Directors not to use impairment for ChiRex unanimous?

Rhodia's 2002 financial statements as presented and therefore without any impairment for ChiRex were drawn up by all the directors except for one.

What was the assessment of the Board and of each of its members concerning the elements of uncertainty surrounding ChiRex's return to profitability and the underlying valuation assumptions?


The valuation of Rhodia ChiRex was the subject of in-depth study both by the auditors and by the Accounts Committee and the Board during numerous meetings, these bodies having received a detailed file beforehand.

Following discussion, these bodies validated the accounting treatment that determined that there was no need to depreciate the assets and that was certified by the auditors.

The earnings projections were also validated by an outside expert, the Mars & Co. firm, and the hypotheses used for the calculation of the adjusted cash flow for this business, were clearly specified in note 4 to the financial statements (page 62 of the D 135 reproduces in full page 92 of the document de reference).


4.       Environment

Agreement with Aventis

The Auditors' special report mentions that during its meeting of December 17, 2002, the Board gave its authorization to enter into a settlement amendment between Aventis and our company terminating the environmental liabilities guarantee entered into in May 1998 by and between Aventis and our company.

What is Rhodia's interest in renegotiating this agreement and in thus reducing the guarantee from (euro) 122 million to (euro) 88 million?

The (euro) 122 million corresponds to the total indemnification ceiling specified at the time of Rhodia's initial public offering for claims made by Rhodia up to 2007. This ceiling has been known by the market since this date.

The (euro) 88 million corresponds to the result of the negotiations between Aventis and Rhodia, based on the conclusions of an outside expert's report, but also on studies conducted by management.

This (euro) 88 million figure takes into account the projected spreading over time of the payments that Aventis would be forced to pay based on Rhodia's estimated claims. It corresponds to the updated value of this estimate, which reached the ceiling of (euro) 122 million.

Furthermore, the activation of the guarantee proved to be extremely unwieldy and costly for Rhodia, particularly due to the large number of files to be processed, the mobilization of internal human resources and the involvement of lawyers' and experts' firms in handling the disputes. Entering into this agreement will therefore allow us to free ourselves of this administrative cost.

Finally, let us state that this agreement was negotiated on an arm's length basis.


Did the common directors of the two companies take part in the vote?

We also remind you that the directors who also have duties at Aventis did not take part in the Board vote approving the settlement.


Risks tied to the storage of radioactive waste

The Management Report, appendix 17 to the corporate financial statements and appendix 23 to the consolidated financial statements mention risks tied to the storage of radioactive waste.

What are the sources of this radioactive waste, their nature and their level of radioactivity? Did these risks change from one fiscal year to another?

This waste comes from the extraction of Monazite ore (a natural ore) used to manufacture Rare Earths. These are products with very low radioactivity (close to the radioactivity of granite). It should be noted that Rhodia has not used this type of ore to manufacture Rare Earths for a number of years. This waste is stored in accordance with the laws in force at present.


5.       Reconciliation with U.S. GAAP accounting principles

Appendix 30 of the 2001 financial statements and appendix 29 of the 2002 provisional financial statements presented to the financial analysts on February 5, 2003, gave the reconciliation between French and U.S. GAAP.

Why doesn't this information, communicated last February, appear in the annual report? What is this reconciliation?

The appendix to the provisional financial statements presented at the beginning of February was, as its name indicates, provisional information. The report concerning the reconciliation with the U.S. GAAP principles is currently being finalized and will be communicated when the Annual Report on Form 20-F is filed in the United States.

At the current stage of the development of this report, the main differences between the French and U.S. GAAP affecting the amounts of Rhodia's equity capital are as follows:

         - Accounting for derivative instruments at fair value. For Rhodia, the principal effect of the application of FAS 133 concerns the treatment of future cash flow hedges. According to FAS 133, these contracts are recorded at fair value with a offset to other comprehensive income. According to French GAAP, these hedge contracts constitue off-balance sheet commitments. The anticipated impact of the application of this standard is a 38 million euro reduction of Rhodia's equity capital.

         - Accounting for goodwill. As indicated previously, FAS 142 no longer allows the amortization of goodwill or of the other indefinite-lived intangible assets, but periodically conducts impairment tests. Rhodia conducted these impairment tests on this consolidated goodwill, and no provision needs to be recorded. The impact of the application of this standard is an increase of 44 million euros in Rhodia's equity capital. Contrary to what the question suggests, there is no reason either under French GAAP or under U.S. GAAP to charge the consolidated goodwill (1,186 million euros at the end of 2002) to Rhodia's equity capital.

         - Provisions for retirement. FAS 87 provides that as long as the fair value of the plan assets available to cover accumulated benefit obligations on the date the commitment is measured is below the minimum of the commitments to be recognized on the balance sheet according to this standard, liability equal to the unfunded accumulated benefit obligation is recognized on the balance sheet. The anticipated impact of the application of this standard is a 395 million euro reduction of Rhodia's equity capital.


6.       Distribution

Considering in particular the downgrading of the group's rating by Moody's and Standard & Poor's and the deterioration of the results of the first quarter of 2003, what reasons militate in favor of maintaining the distribution of a dividend?

This is a decision of the Board based on its assessment of the Group's recovery. The results for the first quarter of 2003 and the downgrading of the Group's rating are the result of particularly unfavorable external economic factors.

                 RESPONSES TO THE WRITTEN QUESTIONS SUBMITTED BY
                                 MR. CAVIGNAUX,
        PRESIDENT OF THE ASSOCIATION OF SMALL INVESTORS IN RHODIA SHARES
               (L'Association de Petits Porteurs d'actions Rhodia)



1. How much did RHODIA's coverage of the employee capital increase in 2001 cost after the outcome of the "put" at the Deutsche Bank in 2002? Did this operation privilege certain stockholders to the detriment of others?

As indicated in note 15 b) to our financial statements (page 24 of D 135), the cost of this operation for Rhodia represented (euro) 10 million net of any tax effect. This operation was carried out as part of the share buyback program approved by the General Stockholders Meeting and in Rhodia's corporate interest, to develop loyalty among employee stockholders.

This operation was connected to a capital increase reserved for employees that raised overall (euro) 65 million through the creation of 4.5 million shares at a price of around (euro) 15. Given the current price, this operation is advantageous for the stockholders.


2. Is there an agreement between RHODIA and AVENTIS to limit AVENTIS' environmental guarantees?

An environmental guarantee contract was entered into between Aventis and Rhodia on May 26, 1998, at the time of Rhodia's Initial Public Offering. The principal terms of this contract are described in note 23 to our financial statements (page 110 of the document de reference and page 73 of D 135).

As indicated on page 47 of the document de reference, Aventis and Rhodia signed a settlement on March 27, 2003 to terminate this contract in exchange for payment by Aventis of a lump sum of (euro) 88 million.


3. What happened in Chalampe? Does this incident contradict your sustainable development approach?

     A large cyclohexane leak developed at the end of last year at the Chalampe site, which produces intermediate species for the nylon chain. This was a leak in the supply piping of a manufacturing plant from a storage tank; the causes of this leak have been analyzed, which made it possible to identify ways to improve the site concerned, and also the entire group.

     The product spread into the soil immediately without any risk to the employees and the neighboring area, and reached the water table; the water table monitoring and control mechanisms made it possible to control the pollution and to confine it to the site; a pump mechanism for recuperating the product is now in place and almost half of the product spilled has been recuperated.

     JP TIROUFLET went to the site at the beginning of January; he regretted that communication on this occasion was not sufficiently open and agreed to enhance transparency when events of this kind occur as part of the group's sustainable development policy.


4. What impact might SARS have on RHODIA, particularly for operations in Asia? Have the economic conditions changed? What special precautions are you taking with respect to your employees?

     Concerning the "health" aspect:
       - 70% of our industrial operations in China are concentrated around Shanghai, a region that has been relatively spared by the epidemic.
       - Fortunately, Rhodia has to date had no recognized or suspected cases among its personnel. Given the international dimension of the group and of its establishments in Asia, provisions were defined quickly and implemented by a crisis unit in order to limit the risks for our personnel to the maximum extent possible; these measures are consistent with the provisions of the WHO and the Center for Disease Control (CDC) in Atlanta, which are the benchmarks:
              - prohibition to travel in at-risk areas; all of China, Vietnam,
                Singapore and Toronto are now concerned;
              - ban on air travel throughout China;
              - establishment of a 10-day quarantine with respect to Rhodia employees for people coming from areas with a sharp increase in the number of cases;
              - information is provided to people concerning the Asian sites by means of a presentation that is updated regularly;
              - recommendations for Rhodia employees and their families
                available on the group's Intranet;
              - individualized recommendations and opening of a hot-line by the group's medical consultant;
              - cleaning and disinfection of the ventilation, pollution
                collection and air conditioning and heating systems for all the sites of the areas concerned;
       - Finally, Rhodia's general management is following the development of the situation on a daily basis and adapts the recommendations for its personnel based on the new information available.

     Concerning the economic impact:
     It is still too early to establish a reliable estimate for 2003 of the impact of the SARS epidemic on the economies of the Asia zone and on China in particular.

     While it is true that the negative effects of SARS are being felt immediately in the tourism, air transport or leisure activities sectors, the industrial sectors, which includes specialty chemicals, are to date little affected by the epidemic.

     The outlook for 2003 will depend on the date on which the progression of the virus is finally stopped, because a prolonged continuation of the epidemic would inevitably translate into a drop in consumption, which would affect Rhodia sales.

     At present, initial estimates suggest that the impact of SARS on the regional economies could translate into a negative effect on the GNP of around 0.5 to 1 point, perhaps more for Hong Kong.


5. Isn't it scandalous to distribute stock options with such largesse when the Group's results are so mediocre?

     The grant of options takes into account, on the one hand, the strong personal financial investment of Rhodia's top managers who have invested between one and two years worth of salary in Rhodia shares, and, on the other hand, the very international nature of the Group (2/3 of our employees are not French) and the necessity of remaining attractive in markets where the allotment of options is a common practice.

     Additionally, the group has always granted options at the market price, without any discount and with a fixed date (first board meeting following the annual results), and even introduced last year an exercise condition for the 120 managers tied to reducing the debt, which, as this was not done, ended up canceling a third of the plan reserved for this population.

     In note 27 to the financial statements (page 119 of the document de reference and pages 78-79 of D135) you will find a table summarizing the different option plans.


6. Is there a way to give more power to small investors with respect to final decisions of the Board of Directors?

     The Board is currently giving some thought to creating consultation bodies with Rhodia's small investor stockholders.


7.   Salary of the Chairman and Chief Executive Officer:

     Can you tell us the amount of the salary collected by the Chairman and Chief Executive Officer for the last three years, employer contributions included?

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

     On a comparable basis (fixed + variable + employer contributions) the Chairman's salary is:

     -     1.09 million euros, paid in 2000
     -     1.23 million euros, paid in 2001
     -     1.17 million euros, paid in 2002

     The variable portion targets/represents 100% of his salary, but the amounts actually paid for each of the years 2000, 2001, 2002 are 50%, 40% and 80% respectively.

     The fixed portion of the Chairman's compensation remained the same in 2001, 2002, and 2003 and like all the members of COMEX, on the proposal of the general management to the Board, this fixed portion will remain frozen until January 2004.

     Is it possible to establish a compensation system for management that reduces the fixed amount by including a determined number of RHODIA shares?

     It is not legally possible in France to reduce salaries by paying in shares (except for the exceptional case of Air France, which resulted from a specific exemption from the French State).

       On the other hand, we share the philosophy that underlies your question. This is why we introduced a significant portion of the remuneration of management in options, and why the variable portion of the remuneration compared to the total is higher for managers than what is common in the French market.

           RESPONSES TO WRITTEN QUESTIONS FROM MR. ROLAND D'HAUTEVILLE



During the 2002 general stockholders meeting, I was very interested in the presentation by Mr. Baronnet regarding innovative products, the added-value of which would be shared with customers. That is why I wish to pose the following questions, which can be responded to in the course of the Meeting:

Since the last Meeting, what progress has been made in the following areas:

Very promising oil contracts:

As you know, the year 2002 was also difficult for the oil industry, which was forced to reduce its investments in prospecting and new drilling (-20% compared to 2001). Despite this troubled context, Rhodia nevertheless succeeded in maintaining its results, due in particular to the development and launch of two new products in partnership with 2 great leaders of the oil drilling industry.

These two new products are, on the one hand, a new guar-based formulation that increases the productivity of wells following a technique of stimulation known as fracturing and, on the other hand, a formulation based on visco-elastic tensioactives also utilized in certain fracturing applications.


Particle filters with Peugeot and an American builder in particular

In 2002, Rhodia successfully launched version II of Eolys on all the diesel vehicles equipped with particle filters of the PSA Group. Specifically, 400,000 vehicles of the PSA group are equipped today with the particle filter involving the Eolys system, resulting in an increase of 30% compared to 2001.

In 2003, this growth should continue with the PSA group, which will install the Eolys combined particle filter on smaller cylinder diesel vehicles (over time, all of the Group's diesel vehicles will be so equipped).

Ford and Volvo likewise made the Eolys system the standard at the end of 2002 and beginning of 2003, and the first deliveries are underway for test vehicles, while regular production will start up in the second half of 2003.


Referencing at Bouygues of Products for Concrete

You are referring to a product know as "Ductal" which is an additive for Concrete.

In 2002, new buildings were done with this additive. Thus, in Japan, a sixth pedestrian overpass was built by a large Japanese construction group, the holder of a license for the use of this product.

This year, for the first time, a highway bridge will be built in Australia by Bouygues, which will likewise be the holder of a license.

Finally, in its calculations for the American construction industry, M.I.T. (Massachusetts Institute of Technology) utilized Ductal as a reference material to propose concrete alternatives to metallic constructions following the events of September 11, 2001.


The green tires with Michelin in particular:

Green tires utilize a highly dispersible silica (HDS).

The year 2002 was characterized at the same time by continued strong growth in the volume of green tires, in particular in the U.S. and Asian zones with Michelin and the large Asian tire manufacturers and by a structuring and reinforcing of the competition on this silica.

A new silica was launched to improve the behavior upon braking on wet ground.

In 2003, this strong growth should continue in Europe, the US and Asia, in particular with the sale of green tires for the first time in China, and it should involve large tire producers.

            RESPONSES TO THE WRITTEN QUESTIONS SUBMITTED BY VALAURET




1/ Rhodia's press release on February 5, 2003, featured the success of Chairman Tirouflet's sales policy, specifying that these sales had been made on the basis of 5.5 x the EBITDA: the amount of sales announced totalled 516 million euros, which apparently corresponds to an EBITDA of 93.8 million euros for a full year.

Is this calculation correct, and what is the total EBITDA for the operations sold for the years 2000, 2001 et 2002 (prorated over time)?

The February 5, 2003, press release effectively indicates that the average valuation of the sales was 5.5 times the EBITDA. This means that the entity value of the operations sold corresponds to 5.5 times the EBITDA. On the other hand, the impact on Rhodia's consolidated financial statements, particularly the net financial debt and the EBITDA is, by nature, different.

The effect on Rhodia's consolidated EBITDA therefore does not correspond to 516 million euros divided by 5.5 or to 93.8 million euros for a full year as presented in the Valauret letter.

The sale of 50% of Rhodia's interests in the Teris joint venture is an example that illustrates the difference.

From the standpoint of financial valuation and therefore a multiple of EBITDA, we must consider:
     - in terms of EBITDA, half of the EBITDA of Teris
     - in terms of entity value, the cash collected as a result of the sale of 50% of the interests in Teris and, additionally half of Teris' debt.

Conversely, the effect on Rhodia's consolidated financial statements is appreciably different because Teris is consolidated using the equity method :
     - the sale of these interests has no impact on Rhodia's EBITDA
     - The impact on Rhodia's financial debt is limited to the cash collected.

There are other examples of difference between the financial valuation of a transaction and its repercussion on Rhodia's consolidated financial statements. Thus, for Rhodiaster, it is necessary to know that this company holds 51% of Rhodiaco. Rhodia-ster consolidates this stake through full consolidation, and therefore Rhodia consolidated 100% of Rhodiaco's EBITDA. Consequently, the sale of Rhodia-ster translated for Rhodia into the deconsolidation of 100% of Rhodiaco. On the other hand, from a valuation standpoint, we must contrast the sale price of Rhodia-ster only with the 51% held in Rhodiaco.

Finally, the sale prices on which the valuation multiples are based take into account for the sales of Rhodia-ster and for the sales of the phenol, carbonate and HCL operations, deferred payments as specified in the Rhodia document de reference.

The impact of these sales on Rhodia's consolidated EBITDA is 119 million euros in 2000, 142 million euros in 2001 and 91 million euros in 2002. However, as explained previously, these figures cannot be compared to the 516 million euro effect on Rhodia's net financial debt.

Finally, Rhodia does not announce the results of each of the enterprises in its portfolio, but only those of the divisions and of the group; therefore, we cannot give the EBITDA for each of the companies sold for the last three fiscal years.


Furthermore, Rhodia's press release of April 7, 2003, cited an EBITDA of 111.2 million euros for the 1st quarter of 2003. This release also cited a 20% drop in the pro forma EBITDA compared to the 1st quarter of 2002, which totaled 139 million euros, or a decrease in the EBITDA of 27.8 million euros. The EBITDA published (actual and not proforma) during the 1st quarter of 2002 totaled 197 million euros: the actual drop from one year to the next exceeds 43.5% and totals 85.8 million euros.

Must we conclude that the EBITDA for the operations sold totalled 58 million Euros only for the 1st quarter of 2002 (which, by extrapolation, would mean 232 million euros for a full year)? If so, how can this calculation, presented to the stockholders as 5.5 x the EBITDA for the price of the sales, be justified?

The press release of April 7, 2003, stated that the 139 million euros corresponded to the results for the 1st quarter of 2002 restated in accordance with the changes in the reporting environment and at the current exchange rate. These 139 million euros therefore do not correspond to a proforma EBITDA that would not take into account the changes in the reporting environment.

Let us clarify the following points:

-Rhodia's historic EBITDA for the 1st quarter of 2002 was 197 million euros -the EBITDA for the 1st quarter of 2002 on a proforma basis, that is, after taking into account the 2002 sales, is 165 million euros
-the EBITDA for the 1st quarter of 2002 taking into account the 2002 sales as well as the impact of the exchange variations is 139 million euros.

Under these circumstances, the impact of the sales on Rhodia's consolidated EBITDA for the 1st quarter of 2002 is 32 million euros. However, and for the reasons explained previously, it would be methodologically inaccurate to compare the impact of the 2002 sales on Rhodia's debt with the impact on Rhodia's consolidated EBITDA.

2.       Retirement provisions

The company's press release published on February 5, 2002, states: "the free cash flow of 132 million euros, impacted by a non-recurring outflow of 145 million euros to the English and American retirement funds (...)"

What are the Group companies whose retirement funds necessitated this non-recurring outflow?

We have already answered this question which was also asked by ADAM.

What is the reason for this outflow and did the cause appear in 2002 or before?

The reason for this outflow is the deficit in the funds measured by the variance between the retirement commitment and the market value of the funds. Given the very substantial drop in the financial markets in 2001 and 2002, the market value of the funds invested dropped, resulting in this deficit for 2002.


3.       Sale of the phenol, carbonate and HCL operations

The financial report (page 75) presents the broad lines of an agreement to sell these operations to Bain Capital.

This sale of activities, which Chairman Tirouflet previously deemed impossible because they are incorporated in an industrial chain, to an investment fund known worldwide for its internal yield and capital gain output requirements makes you wonder: the report summarily describes the terms of the sale of upstream products by Rhodia and of the purchase of downstream products by Rhodia, which legitimately makes the stockholders think that Bain Capital obtained a commitment of results from Rhodia.

Furthermore, as these operations were, according to Chairman Tirouflet, non-transferable, it is difficult to imagine that Bain Capital didn't benefit from an opt-out clause, unless the yield is such that Rhodia is obliged to ask in the future to buy back these operations to restore its own profitability.

Is this sale accompanied by a guarantee of result and/or by an opt-out clause in favor of Bain Capital?

If by opt-out clause you mean a commitment by Rhodia to buy back the operations sold to Bain Capital, the answer is no. Nor did Rhodia consent to any guarantee of results. Reciprocally, Rhodia benefits from a positive price adjustment mechanism concerning the contribution level of the HCL operations in the new group.

Did the directors, prior to the sale, have all the components of the plan before giving their consent?

The sale of the Phenol, carbonate and HCL operations was finalized on December 31, 2002, and was presented to the Board. The key points were, in fact, presented to it on July 24. At that time, the Board gave its agreement in principle concerning this project, and authorized the continuation of negotiations. A follow-up meeting on the progress of the negotiations was held on October 25. On December 17, after having been informed of the clarifications and practical application measures of certain guarantees envisioned, the Board authorized granting guarantees within the limits and in accordance with the conditions that had been presented to it, which made it possible to finalize the operation.


Did the directors make sure prior to the sale that it was consistent with the corporate interest?

The sale to Bain Capital is consistent with the strategy developed and validated by the Board and discussed by the Strategy Committee. Indeed, the operations sold are not within the scope of operations that Rhodia wants to conserve because they create value and contribute to the company's long-term development.


In general, did the directors have, before each sale, all the information and all the details of the plans so that they could approve them in full knowledge of the facts?

The year's divestment program was discussed at five out of the seven board meetings held during 2002, and concerning the two most significant plans (sale of phenol, carbonate and HCL and of Rhodia-ster) the Board even formally deliberated prior to finally carrying out these operations.


We remind you that the Board's mission in particular is to determine the strategy of the company's operations and to see that they are implemented. It's mission is thus precisely not to substitute for the negotiations team, which is familiar with the smallest details of the projects for which it is responsible and that must be put into place to conduct the negotiations in an optimum fashion.

Furthermore, the Board has internal regulations that are consistent with the recommendations of the Vienot and Bouton reports. These regulations specify, in particular, that beyond the legal, regulatory and statutory requirements, "the Board examines and deliberates beforehand concerning significant operations, and in particular the Group's strategic orientations; significant acquisitions and sales of equity interests and assets (> (euro) 100 million); any significant operation outside the "Company's" announced strategy. Such was the case.

        RESPONSES TO THE WRITTEN QUESTIONS SUBMITTED BY MR. EDOUARD STERN



1st question:

Despite Rhodia's denial, the Agefi of April 7 insisted on its information concerning the imminence of a "high yield" issue by the company in the amount of 600 to 800 million euros (or 60% to 80% of our market capitalization). This, while the management report states that the company "has sufficient liquidities available" and "does not anticipate any future problems in maintaining or renewing" its outstanding lines of credit. Furthermore, still according to the management report, the company apparently has an unused amount of credit lines in excess of one billion euros.

In order to better understand the articulation of these two apparently contradictory items of information, I would be grateful if the Board of Directors would provide all the stockholders with a response to each of the following questions:

1)  What would the goals sought by this type of issue be?

The goal of this type of issue, if it is decided upon, would be to extend the maturity date of our financing by replacing short-term credit with long-term credit to adapt to a difficult economic and financial context.

2)  Would this involve refinancing the existing debt?

    Why does the Board of Directors deem it advisable to substitute a debt bearing interest at around 5% for a debt bearing interest at around 10%?

The average cost of our financing set up several years ago is around 5%. This cost is, of course, not comparable to the cost at which Rhodia could finance itself at present and that is necessarily higher.

By way of example, last year the cost of Rhodia's private placement was 7.75% for the 7-year portion before a 1.25% increase due to the drop in our rating. As a consequence, the difference in cost between the private placement and any High Yield issuance would be around 1%, which is much lower than the 5% difference you mention.

3)  Is this the preparation for a strategic acquisition-type operation?

    In this case, the stockholders must be more amply informed:

     -   of what type of acquisition would be involved ?
     -   what its scope would be?

    No, any High Yield issuance would not be part of the preparation for an acquisition-type strategic operation.

4) Is this an issuance made necessary by a potential termination of certain commitments or financial "agreements" referred to in the management report?


If this assumption were to prove true, this issuance would effectively make it possible to safeguard a satisfactory liquidity level.

5)  How could this issuance create value for all the stockholders in the future?


Our financing structure is based in good part on short-term financing, which allowed us to take advantage of particularly low financing costs.

Both the operational and financial contexts deteriorated significantly over the last two years. In this context, we think it advisable to be prudent concerning the structure of our debt. Seeking to save a few percentage fractions by relying too heavily on short-term debt could cause the company and its stockholders to run a useless risk if the environment were to deteriorate further.

Therefore, we think that it is in the company's interest and in the interest of our stockholders to extend the maturity of our debt, which, moreover, was pointed out by the rating agencies as a negative point, despite an attractive cost.

It is also in Rhodia's corporate interest to have a financing structure that makes it possible to manage its operations and its portfolio optimally without financial constraint and with the greatest flexibility.

6) If it is, in fact, necessary to turn to a new source of financing, why not substitute a capital increase that at least has the advantage of allowing the stockholders who so desire to exercise their rights?

This type of High Yield issuance does not prevent a capital increase if needed. On the other hand, given the current market conditions, a substitution is not realistic, because a simple capital increase would not allow refinancing of the size of a High Yield issuance.

7) Could the loan be repaid early and, if yes, what will the cost be?

Customary practice in High Yield issuances is to provide for early repayment after 4 years. At this point, the cost of this repayment would then be equal to half of an interest annuity and decrease progressively until it reached zero in the 6th year.

2nd question

The combined reading of the management report from the Board of Directors, the notes to the financial statements and the Auditors' special report allows the stockholders to understand that the Board of Directors, during its meeting of December 17, 2002, authorized the conclusion of a settlement between Aventis and the Company terminating the environmental liabilities guarantee set forth in the Environmental guarantee contract signed in 1998 by Aventis and Rhodia, in exchange for the payment of 88 million euros by Aventis.

Aside from the highly arguable presentation of the information given by the Board of Directors to its stockholders, reading the different aforementioned documents raises a certain number of questions that the Board of Directors is asked to address:

1) On the date of the Meeting, will the settlement have been executed by Aventis?

 Yes, as indicated on page 47 of the document de reference, Aventis signed the settlement on March 27, 2003, and has begun to execute it.

2) Insofar as that this is a regulated agreement, authorized by the Board of Directors, as has been pointed out by the Auditors, doesn't the approval of certain agreements set forth in the third resolution need to be voted on without Aventis participating in the vote?

We refer you to the response given previously to a similar question from ADAM in which we state that the Auditor's special report concerning regulated agreements for fiscal 2002 mentions, by way of information, the plan to sign this settlement, which was not yet signed on the date of this report.

Considering that this settlement was signed during fiscal 2003, it should be included in the auditors' special report for fiscal year 2003, which will be submitted for the approval of the meeting making decisions concerning the 2004 financial statements. We also remind you that the directors who also have seats on the Aventis board did not take part in the Board vote that approved this settlement.


3) What was the Board of Director's reason for suggesting this settlement, particularly reducing the guarantee ceiling from 122 million to 88 million euros? Is this an assessment of the risks and their possible occurrence over time?

Let us clarify that the (euro)122 million corresponded to the total compensation ceiling for claims made by Rhodia until 2007.

The (euro)88 million is the result of negotiations between Aventis and Rhodia, supported by the findings of an outside expert's report, but also by studies conducted by management.

This amount of (euro)88 million was determined on the basis of the projected staggering over time of the payments that Aventis would be led to pay based on the estimate of Rhodia's claims. It corresponds to the updated value of this estimate, which reached the (euro)122 million cap.

4) More generally, how will this settlement be more advantageous for the Company?

Activation of the coverage proved extremely unwieldy and costly for Rhodia, particularly due to the large number of files to be processed, the mobilization of internal human resources and the involvement of law firms and outside experts' firms in handling the disputes. Finally, let us state that this agreement was negotiated on an "arm's length" basis.

5) Is the claim against Aventis totaling 38 million euros recorded in the financial statements as of December 2001 and 2002 in addition to the sum of 88 million euros ?

No, this amount of (euro)38 million corresponds to claims made by Rhodia to Aventis prior to the finalization of the settlement; this claim was therefore settled after the agreement was reached at the beginning of 2003.

6) On what did the Board of Directors base the determination of whether the settlement responded to the Company's corporate interest? Does the Board of Directors feel it was sufficiently informed in view solely of the Mars report? What documents were provided to the Board of Directors and/or to the Accounts Committee in support of this settlement?

7) Do you feel that the Accounts Committee and/or the Board of Directors was capable of making a decision with a sufficient amount of information and distance?

A prior request for authorization to conclude a settlement with Aventis was presented to the Board on December 17; the Board granted it.

The negotiations continued on this basis, and a presentation of the progress of this matter was made to the Risks Committee on January 31 and to the Board on February 3.

On February 17, a second summary of the negotiations was given to the Risks Committee.

Finally, on March 14, the Board once again discussed the matter based on the presentations made by the Company, the reports made to the Risks Committee and an expert report drafted by the Mars company, and ultimately voted in favor of concluding this type of settlement.

8) Is Mars, an expert assessment company asked to render an opinion to the Board of Directors, completely independent of the company and its senior management?

This firm was involved as a world-renowned expert specializing in environmental risk analysis. This mission was conducted by a specific department. It had no relation to the role of civil liability insurance broker that Mars also fulfills for Rhodia.


3rd question

1) The analysis in note 17 to the appendix to the consolidated financial statements shows the following situation on December 31, 2002 (in millions of euros):

         * value of retirement and similar commitments:          2,115
         * value of the coverage funds                          (1,122)
         * net provision                                          (349)

         non-provisioned commitments                               644

         [ ]   broken down among: - deferred actuarial losses:     626
                                  - transition variances:            7
                                  - plan modifications:             11


2)   This situation suggests several comments and questions.

[ ] The total of deferred actuarial losses seems extremely high compared to the value of the commitments. What is the technical and historical source of these losses?

         The actuarial differences ((euro)626 million at the end of 2002) increased by (euro)348 million compared to the end of 2000 essentially in the United Kingdom (+ (euro)221 million)(3) and in the United States (+ (euro)118 million) due to the difference between the anticipated yields and the yields obtained in the context of an overall drop in the stock markets.

         At the time Rhodia was created, a substantial amount of actuarial differences existed. This information was public, and there was no obligation to set up provisions for these differences in the opening balance sheet.

(3) In the Report of the Independent Auditors dated August 5, 2003, filed with the Commission des Operations de Bourse with the supplement of the information for the document de reference, the auditors noted that the actuarial difference in the United Kingdom was 231 million (euro) instead of the 221 million (euro) figure stated in the response by Rhodia.

[ ] The discount rates used to determine the value of the commitments (e.g., 5.75% for France) are at the very least optimistic. What would the impact of the use of a more neutral discount rate be on the value of the commitments?

         The actuarial assumptions related to recording retirement commitments are established by actuaries who are independent of Rhodia. These firms are Hewitt Associates in France, Watson Wyatt in the US and Entegria in Great Britain. We made sure beforehand with our actuaries that these assumptions correspond to those used by the international groups present in the country concerned.

         As for the discount rate used in France, for the 2002 financial statements, we used a rate of 5.75%, which was also used by other international group clients of Hewitt Associates; the majority of their clients opted for a rate of 5.5%. The impact of a 0.25% modification of this discount rate is around (euro)17 million or around 2.5% of the total commitment for retirements in France.

         We remind you that these actuarial assumptions were validated by our auditors.

[ ] The change over to the IAS / IFRS accounting standards in the year 2005 will require setting up provisions for losses and deferred variances to be charged to equity capital; on December 31, 2002, the amount concerned is 644 million euros;

                       * how, in the short-term, could this amount be reduced?
                       * what would the impact of an accounting adjustment be on
                             - Rhodia's credit rating?
                             - the cost of financial debts?
                             - the availability and the cost of lines of credit?

       This amount could be reduced:
        [ ]    by the internal actions that have already been initiated
               that aim to transform the defined benefits systems into
               defined contribution systems
        [ ]    by a rise in long-term interest rates
        [ ]    by an increase in the yield of financial assets

       The amount of actuarial losses is public information and is therefore taken into account by the market.

       Concerning, in particular, the credit rating, we had in-depth meetings with both Moody's and S&P concerning these points. S&P told us that it had changed its evaluation methodology to reflect the amounts of commitments not covered by funds. This represents the total actuarial differences, to which the provision recorded in the financial statements is added. S&P deems that this amount (after taking the related tax benefit into account) represents a very long-term debt. At the end of 2002, these amounts represent (euro)993 million in commitments not covered by funds or (euro)665 million after the tax effect.

       Rhodia's current rating and the cost of financing take these items into account.


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


          RESPONSES TO THE WRITTEN QUESTIONS OF Mr. OLIVIER CREN, ESQ.



RHODIA's Board of Directors called the stockholders to an ordinary general meeting to be held next April 29 for the purpose, more particularly, of approving the financial statements for the fiscal year ended December 31, 2002.

Concerning the financial statements, I would like to be able to assess the impact of the Toluene Diisocyanate (TDI) activities.

       [ ] Are there problems concerning this activity and, if yes, what is their impact in terms of costs or risks?

       [ ] If the TDI activity generates significant costs or risks, is there, in the contractual mechanism set up for the purposes of the reorganization that took place in 1998, a contract or any other guarantee mechanism allowing RHODIA to obtain any compensation in this regard?

Rhodia is no longer present in the TDI (an intermediate species of polyurethane foams) market. Indeed, this activity was sold a long time ago, but Rhodia still maintains production operations for this product for Lyondell.

The sale contract for this TDI activity provided that the buyer could ask Rhodia to increase the production capacities and build a new production plant drawing on the best technologies and the latest developments with respect to safety. Lyondell exercised this option, and Rhodia therefore made the corresponding capital expenditures for this customer. The plant started operations at the beginning of 2002, but quickly encountered serious production problems to the point that the contractual objectives could not be achieved. Rhodia was therefore forced to make heavy modifications at the end of last year. The plant started up production again last January, and in March the test run was successful and accepted by our customer.

The non-recurring cost that Rhodia incurred in 2002 is (euro)37 million, to which must be added, for the last time, (euro)8 million in non-recurring expenses for the first quarter of this year.

Rhodia has no guarantee mechanism for obtaining compensation; the opposite is true for Lyondell, which is entitled to compensation if Rhodia does not meet its contractual objectives.

                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: August 20, 2003                   RHODIA

                                        By: /s/ PIERRE PROT
                                        --------------------------------
                                        Name: Pierre PROT
                                        Title: Chief Financial Officer


                                       49